Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES DISTRIBUTION AGREEMENT SIGNED WITH GRUPO M. CASSAB FOR BRAZIL AND ARGENTINA

Vancouver, B.C. May 5, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, announces the signing of a three-year agreement with Grupo M. Cassab (“MCB”) for the marketing and distribution of GLG’s stevia extract products in Brazil and Argentina.

In its 83 year history, M. Cassab has established itself as one of the largest distributors of fine and specialty chemicals to the food and pharmaceutical sectors in Brazil. The company owns and operates specialty ingredient processing plants and distribution centers throughout Brazil and Argentina and has several strategic supply relationships with key food and beverage companies within the region.

Key highlights under the terms of this agreement include:

  Initial term of three years with an option to extend the term subject to the satisfaction of certain conditions and upon mutual agreement of the parties.

  Non-exclusivity between the two companies, subject to certain limitations, including MCB’s obligation to achieve set GLG product purchases levels, which will be established by mutual agreement year by year.

  Marketing support, as well as sales and technical training, to be provided by GLG to MCB.

  MCB to market GLG’s full line of products including the BlendSure™ product line, Rebpure™, and Rebsweet™ within Brazil and Argentina.

  Opportunity for future geographic expansion to include additional countries throughout South America.

Dr. Luke Zhang, Chairman and CEO of GLG stated, “Brazil and Argentina represent a significant market opportunity for the expansion of GLG’s natural sweetener solutions. These countries have had a history of using stevia, however, the taste of the typical lower grade stevia extracts available has impacted the wider use of the sweetener by the food and beverage industry. We are very excited to be entering into this relationship with M. Cassab whose experience, expertise, and track record of innovation provide foundation and stability for a long-term collaboration. The combination of GLG’s strengths in the development, production of high grade stevia extracts, and M Cassab’s strength in distribution, formulation and customer service creates significant potential for the use of stevia-based sweetener solutions in these markets. We are very pleased with this agreement and look forward to a successful, valuable partnership with M. Cassab.”

Mr. Victor Cutait, Director and shareholder of M.Cassab stated, "M.Cassab is very excited with the opportunity of working with GLG's stevia extracts in Brazil and Argentina. The partnership is in line with M.Cassab's strategy of bringing high value added ingredients to our portfolio. We are sure this partnership will provide Brazilian and Argentinean food and beverage companies a new way of developing low/zero sugar and low-calorie products, using a totally natural sweetener, free of off-flavors. GLG's products have proved to be beyond expectations in terms of sweetness and purity. We are also confident about GLG’s strength on product development and technology for a successful long term partnership. Our technical and commercial team will be focused on presenting this line of products to our customers within the next months and on."

About GLG Life Tech Corporation
GLG Life Tech Corporation (NASDAQ:GLGL, TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About Grupo M. Cassab
Founded in 1928 in Brazil, M.Cassab Group is a family company with 1050 employees. It has 11 branches and 34 Spicy stores in Brazil, and also branches in USA, Dubai, China and Argentina. It is currently the second largest chemicals distributor in South America with 2010 revenues of 322 MM USD. Extremely dynamic, M.Cassab has a diversified business portfolio, acting in different market segments. Since its 83 years of existence, the company has maintained its focus on innovation creating value in several business units: Animal Nutrition and Technology, Industrial Chemicals, Fine Chemicals, Human Nutrition, Cosmetics and Pharmaceutical, Toys, Hotel Administration, Houseware, Electric Appliances, Spicy stores and Real Estate Investments. Further information can be found at www.mcassab.com.br.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.